RULES-BASED MEDICINE, INC.
3300 Duval Road
Austin, Texas 78759
VIA EDGAR TRANSMISSION
November 9, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Application for Withdrawal of Rules-Based Medicine, Inc. Registration Statement on Form S-1 (File No. 333-163997)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, Rules-Based Medicine, Inc. (the “Registrant”) hereby applies for withdrawal of the Registrant’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2009 (File No. 333-163997), as amended by Amendment No. 1 filed with the Commission on February 5, 2010, Amendment No. 2 filed with the Commission on March 16, 2010, Amendment No. 3 filed with the Commission on April 23, 2010, Amendment No. 4 filed with the Commission on April 27, 2010 and Amendment No. 5 filed with the Commission on May 5, 2010 (as amended, the “Registration Statement”).
     The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of the Registrant’s common stock as contemplated by the Registration Statement. The Registration Statement was not declared effective by the Commission. The Registrant confirms that no securities of the Registrant were sold in connection with the offering contemplated by the Registration Statement.
     The Registrant may determine to undertake a private offering in the future in reliance on Rule 155(c) promulgated under the Securities Act. The Registrant acknowledges that the filing fees previously paid will not be refunded, but the Registrant respectfully requests that the fees be available for future filings pursuant to Rule 457(p).
     If you have any questions, please contact Christopher G. Schmitt of Vinson & Elkins L.L.P. at (512) 542-8735.

Sincerely, Rules-Based Medicine, Inc.
By:	/s/ T. Craig Benson
T. Craig Benson
President, Chief Executive Officer and Secretary